[redacted]

10027646

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Venture Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Cabot Street, Suite 10
(No. and Street)

Beverly (City) MA (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Bassinger (978) 969-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300 (Address) Wakefield (City) MA (State) 01880 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Bassinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockport Venture Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

tonneson + co
Certified Public Accountants & Consultants

ROCKPORT VENTURE SECURITIES, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

We have audited the accompanying balance sheets of Rockport Venture Securities, LLC as of December 31, 2009 and 2008 and the related statements of operations, changes in member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Rockport Venture Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson + Co
Tonneson + Co

February 22, 2010

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

ROCKPORT VENTURE SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

ASSETS

		2009		2008
CURRENT ASSETS:				
Cash and cash equivalents	$	970,323	$	39,448
Accounts receivable		10,000		-
Other current assets		13,979		27,504
Total current assets		994,302		66,952
PROPERTY AND EQUIPMENT, AT COST:				
Computer equipment		21,586		18,982
Furniture and fixtures		15,071		15,071
		36,657		34,053
Less accumulated depreciation		12,822		5,795
Property and equipment, net		23,835		28,258
TOTAL ASSETS	$	1,018,137	$	95,210

LIABILITIES AND MEMBER'S CAPITAL

		2009		2008
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	4,194	$	459
TOTAL LIABILITIES		4,194		459
MEMBER'S CAPITAL		1,013,943		94,751
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,018,137	$	95,210

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Fee income	$ 2,473,098	$ 238,652
EXPENSES:		
Selling, general and administrative expenses	1,759,943	1,146,171
INCOME (LOSS) FROM OPERATIONS	713,155	(907,519)
OTHER INCOME:		
Interest income	4,858	12,098
Other income	1,179	-
Other income, net	6,037	12,098
NET INCOME (LOSS)	$ 719,192	$ (895,421)

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED DECEMBER 31, 2009 AND 2008

BALANCE AT JANUARY 1, 2008	$	1,190,172
Net loss		(895,421)
Distributions		(200,000)
BALANCE AT DECEMBER 31, 2008	$	94,751
Net income		719,192
Contributions		200,000
BALANCE AT DECEMBER 31, 2009	$	1,013,943

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009 AND 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$	719,192	$	(895,421)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation		7,027		5,223
Changes in certain assets and liabilities:				
Accounts receivable		(10,000)		-
Accrued expenses		3,735		(1,141)
Net cash provided by (used in) operating activities		719,954		(891,339)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(2,604)		(22,797)
(Increase) decrease in other current assets		13,525		(27,504)
Net cash provided by (used in) investing activities		10,921		(50,301)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contributions		200,000		-
Distributions paid		-		(200,000)
Net cash provided by (used in) financing activities		200,000		(200,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		930,875		(1,141,640)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		39,448		1,181,088
CASH AND CASH EQUIVALENTS, END OF YEAR	$	970,323	$	39,448

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost which approximates market.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2009.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives. Costs of maintenance and repairs are charges to expenses while costs of significant renewals and betterments are capitalized.

Revenue Recognition - Placement fees are recognized on a trade date basis.

Advertising Costs - The Company expenses the costs of advertising as incurred.

Income Taxes - The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay federal and state income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Concentration of Credit Risk - The Company has concentrated its credit risk for cash by maintaining bank deposits that exceed federal insurance. The maximum loss that would have resulted from that risk totaled approximately $738,000 as of December 31, 2009.

Subsequent Events - The date to which events occurring after December 31, 2009 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Auditors' Report which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2009, the Company had net capital of $966,129, which was in excess of its requirement of $5,000 by $961,129.

Note 3 - Warrants

In connection with certain private placement services rendered, the Company received warrants to purchase common stock in non-marketable securities of certain privately held companies. The Company has determined that its investment in warrants are derivatives accounted for under a U.S. generally accepted accounting standard, and accordingly, has recorded the warrants at fair value as of December 31, 2009 and 2008. The Company has estimated the value of the warrants to be worthless as of December 31, 2009 and 2008.

Note 4 - Retirement Plan

The Company sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions to the plan are at the Company's discretion. Contributions to the plan amounted to approximately $13,000 and $24,000 for the years ended December 31, 2009 and 2008, respectively.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

We have audited the financial statements of Rockport Venture Securities, LLC as of December 31, 2009 and for the year then ended and have issued our report thereon dated February 22, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson + Co

Tonneson + Co

Wakefield Massachusetts
February 22, 2010

t+co

ROCKPORT VENTURE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

NET CAPITAL

Member's equity at December 31, 2009	$	1,013,943
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		1,013,943
Deductions and/or charges:		
A. Non-allowable assets		47,814
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	966,129

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	4,194
Total aggregate indebtedness	$	4,194

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $4,194)	$	280
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	961,129
5.	Excess net capital at 1000%	$	965,710
6.	Ratio of aggregate indebtedness to net capital		.004 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report, As Amended as of December 31, 2009:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	997,897
Net audit adjustments		(31,768)
Net capital	$	966,129

See Independent Auditors' Report on Accompanying Information.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009 AND 2008

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended December 31, 2009, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

In planning and performing our audit of the financial statements of Rockport Venture Securities, LLC (the "Company") as of December 31, 2009 and for the year then ended, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2009 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
February 22, 2010

t+co

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Rockport Venture Securities, LLC for the period April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the Audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, if any.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Rockport Venture Securities, LLC taken as a whole.

Tonneson + Co

Tonneson + Co

February 22, 2010

t+co

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Rockport Venture Securities
275 Cabot St. Suite 10
Beverly MA 01915

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tom Bassinger, 978-969-3500

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 4212

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (3984)
7/21/09
Date Paid

C. Assessment balance due 228

D. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 228

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ⊖ Firm has existing credit Balance

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rockport Venture Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of Feb, 2010.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,690,931
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1,179
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	4752
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	5931
2d. SIPC Net Operating Revenues	$ 1,685,000
2e. General Assessment @ .0025	$ 4217

(to page 1 but not less than $150 minimum)